Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication was made available by Livongo Health, Inc. on LinkedIn on August 22, 2020.

Livongo 25,201 followers 1m Watch: Thomas Jefferson University Hospitals CEO Dr. Stephen Klasko, General Catalyst Managing Director Hemant Taneja, and Livongo Founder and Executive Chairman Glen Tullman on health assurance, the future of virtual care, and Livongo’s proposed merger with Teladoc Health. https://lnkd.in/dEfFZ-P More information: https://bit.ly/2DnarLF THCB’s Bookclub, August 2020 – UnHealthcare: A Manifesto for Health As.. youtube.com The Health Care Blog Book Club UnHealthcare: A Manifesto for Health Assurance Hemant Taneja & Steve Klasko with Glen Tullman Hosted by Jessica DaMassa & Matthew Holt

The following communication was made available by Livongo Health, Inc. on Twitter on August 22, 2020.

Livongo @Livongo 1s Watch: @TJUHospital’s @sklasko, @gcvp’s @htaneja, and @Livongo’s @GlenTullman on health assurance, the future of virtual care, and @Livongo’s proposed merger with @TeladocHealth. More from @THCBstaff. youtu.be/6JV5FkOXylU @jessdamassa @boltyboy Info: bit.ly/2DnarLF THCB’s Bookclub, August 2020 - UnHealthcare:… The THCB Book Club is a discussion with leading health care authors, which will be released on t... youtube.com

The Health Care Blog:

Video Transcript:

Jessica:

Hi, it’s Jessica DaMassa.

Matthew:

Hi, I’m Matthew Holt.

Jessica:

You’re watching a THCB spotlight on thehealthcareblog.com. Joining us today, we have a couple of guys who don’t really have a lot going on. We’ve got Dr. Steve Klasko, the CEO of Jefferson Health, Hemant Taneja, the managing partner at General Catalyst. These two guys just wrote a book called UnHealthcare: A Manifesto for Healthcare Assurance that we are going to talk about. Then for good measure, why not add in Glen Tullman, the executive chairman of Livongo whose company is an example of one of the healthcare insurance types of businesses that Steve and Hemant see in the future. Hey, didn’t you just merged with Teladoc over there?

Glen:

We did [crosstalk 00:00:50].

Matthew:

He brought a symbol as well. He brought a green screen, purple screen to the show, but he’s got the L by his left ear.

Jessica:

Looking good, looking good. All right. Guys, thank you so much for joining us. I think the entire focus of this conversation is really on what’s next for the business model in healthcare, and so we’re really excited to get your perspective on this. I love the book, and so we want to kick off there. Steve, Hemant, if one of you could jump in, why don’t you get our viewers up to speed here and tell us what is healthcare assurance, define the term for us and let’s just jump in right there.

Steve:

I’ll show the book and Hemant can explain it. This is the book, it actually exists. I’ll just sort of set it up. It really starts out of literally what if a Silicon Valley entrepreneur and a CEO of 195 year old academic medical center met at a bar, started dating and created a kid, what would that look like? Hemant, you might want to talk about what that looks like, it became health assurance.

Hemant:

Yeah. Health assurance company, Levon was an inspiration for that. It’s exactly the kind of companies we needed in the future that do two specific things. One is they’re built with the consumer in the middle. It’s focused entirely on redesigning their consumer experience. The second, which is equally important is in real commitment to vendor Costco. What Steve and I often say is we want to reduce the GDP of healthcare. If you think about a Silicon Valley venture capitalist saying they want to reduce the GDP of something, that’s the antithesis of what you think about in terms of investing, but in healthcare we really mean it. I think bringing those two principles together is core to what we define as health assurance.

Steve:

Since the democratic national convention is going on, one of the keys to this is that for the last 12 years, healthcare policy has just looked at how we pay for fragmented expensive inequitable and occasionally unsafe healthcare delivery system. We haven’t talked about how to really transform the healthcare delivery system, and I think Livongo is a great example of doing that for diabetes in a way that puts the power back with the patient. This is using technology to actually give the patients and the humans more power.

Matthew:

Steve, Hemant, let’s dig into this a bit before we ask Glen about whether he... We will get to Glen and his new company, the new version of the company that are going to be the example of health assurance, but give us some of the characteristics of what this actually is going to like in practice. There are aspects obviously on it in Livongo, but you go in the book and sort of quite some length both about what it looks like and principles to get you there. Run through a few of those.

Steve:

Maybe the best way to look at this would be, let’s say there’s a pandemic in 2030. February 2nd, 2030 where it’s an Australian RNA encapsulated virus happens, and people my age actually patted for about three seconds thinking back to 2020, and then they start to laugh. Why? Because what happens now is you have a wearable that’s constantly assessing your temperature, your blood pressure, your respiratory rate, your EKG. If your temperature goes up, then literally it would send a note to your employer that you’re not coming into work that day. Your 3D printer would get a notice of what masks to wear. Using that technology to do what we’ve done for everything else, right? I mean, when you think about some of the companies that Hemant’s invested in, whether that’s in hospitality or when you look at what’s happened with transportation, healthcare is the only area where that hasn’t happened. At the World Economic Forum this year, one of the leaders of finance said, “30 years ago, Steve, the two sectors that didn’t get the consumer revolution or banking and healthcare, now you’re alone.”

Steve:

The world that we see is very similar to what’s happened with banking, right? We don’t get up in the morning and say I think with a telebank, it’s just that banking went from being 90% of the bank to 90% at home. Even the concept of the physical, there’s a lot of talk in the physical. Think about how asinine it is that you go for a physical once a year if you go, and somebody says on this date in August of 2020, your EKG is this, your respiratory rate is this, your blood pressure is this. This is what you should do for the next two years. Your car gets better care than that because your car is sending singles while it’s in the garage, when you turn it on and says, Steve, my right passenger tire is a little flat. Could you just... We’re looking at not just the technology, but how you bring all that technology together. What Hermant is doing with Livongo, Commure, Mindstrong and some of these other companies is Commure will be a platform on top of a traditional EMR that will bring all these companies together to give the patient greater control.

Jessica:

Okay. Let’s bring Glen into this real quick here. Glen, I want you to talk about consumer directed virtual care and whether or not this is the beginning of the healthcare assurance system. What do you think?

Glen:

Sure. First of all, always great to see both of you and be with my colleagues here. What Steve just described is really the crux of consumer centric virtual care, consumer directed virtual care, and that is we’re using this technology, not for the technology’s sake, but we’re using it to create a new kind of healthcare experience that puts the consumer, the health consumer back in charge of their healthcare, because today healthcare happens to us. What we want to do is we want to put people back in charge.

When you put them back in charge, they make better decisions and ultimately that leads to reduction in costs. First and foremost, we always focus on what’s the experience we’re creating? Again, Steve likes to say healthcare with no address.

Glen:

Virtual means wherever you are, we’re going to be there. We’re going to use technology as a facilitator, but if you’re focused on the technology, we actually haven’t been successful. What we want to do is we want to get so things just magically happen. Wherever you are, you’ll get a notification, you’ll get guidance. If you need to talk to somebody, again part of the magic of our recent merger is 24/7, you can talk to a physician or a care professional or behavioral health professional anywhere in the world within seconds. When did that happen? That just happened. The issue is that’s one piece of it. The other piece is you have ongoing care because 147 million Americans have chronic conditions. That’s not about calling for an appointment, that’s that other piece, which is the consistent monitoring.

Glen:

I don’t love the word monitoring. It’s really consistently providing you information that you can use and suggestions what we call insights. Last but not least, Steve talked about signals and we call those applied health signals, and that is taking the signals that start with your own body. Now, we know certain of those signals, we know your temperature, and we’ve known that for 100 years, more than 100 years, but now we’re going to get much more sophisticated signals. We’re going to take those, apply those back. Just like Amazon figures out what books do you like to read, we’re going to say, here’s some things you should do. People like you have done them and they ended up feeling great, so you might want to try it. Then you try them and you say, this really works. It keeps me so... Health assurance, as I understand, it is really about not the traditional model, but it’s about a very proactive putting the consumer back in charge and assuring that they stay healthy. Not about them being sick. That’s a failure in the system.

Matthew:

Steve, Hemant, how close is in your view, and we’ll ask Glen in a second, how close is what the constituent parts of Teladoc-Livongo have to being one of the models of how to deliver sort of the care involved in health assurance?

Steve:

Well, I think it is the model. I think it’s the beginning of the revolution, frankly.

Matthew:

Shouldn’t you have let Glen to write or author the book in that case?

Steve:

It’s interesting because back about four years ago, Glen and I talked a lot about this when we started to talk about healthcare with no address and said, what if I take 195 year old academic medical center and have it act like a startup company, what would that look like? The problem becomes the reason healthcare is corporate driven, insurance driven, hospital driven. Yes, Bernie Sanders, you’re right. You’re wrong about the solution of having the government run it, but you’re right about the problem is because that’s where the money is. There’s a great quote from Upton Sinclair, “It’s hard to get somebody to do something when their salary depends upon them not doing it.” We made a fundamental decision where healthcare was going and we started to really invest in that. One of our first investments was in Teladoc. We moved from another company to Teladoc. We actually had a development partnership with them and that became JeffConnect.

Steve:

We did 100,000 telehealth visits between 2015 and 2020, and then 100,000 from January of 200 to April of 2020, so we had unlimited supply. We were one of the early users of Livongo because we got it, we understood exactly what that added to that, so literally we got that sort of... We merged Teladoc and Livongo before the two stocks did at Jefferson. Then Hemant and I came together in an interesting way because when we first met, we really did meet at a bar or at a party, and Hemant said, “You’re curious to me because I just wrote a book called Unscaled. You just went from two hospitals to 14 hospitals, that’s the opposite of unscaling, but you talk about healthcare with no or any address, which is exactly what we want to do.” Then we started talking about the fact that the problem in your world Hemant is I go to hims and there’s 870 exhibitors talking to me about their app that’s going to transform healthcare.

Steve:

I look and say, that might transform your wallet, but it’s not helping me. We started talking about what if we actually not just create a portfolio, but create a whole different ecosystem. It’s not outsider and insider, that it’s really the ecosystem of bringing that together. The next phase of all this, which will bring Teladoc, Livongo, Commure, the other investments that Hemant is making with Jefferson is that we’re now actually going to take our digital innovation and consumer experience group, which has been an award winning group and literally get it together with Heman’t folks. We’ll literally be able to put some of the folks from GC literally on our cabinet. When there’s a problem, we’re not going and buying something, they’re helping us solve it. That’s really the final piece of health assurance of getting care out to the home and having us be the conduit along with Hemant and Glen and those kinds of folks.

Jessica:

I want to hear you talk-

Glen:

It shouldn’t be lost on anybody, but what Steve said is really true and that is four years ago, he started working with Livongo, he started working with Teladoc. He put them together to create this experience and it was tough because nobody talked to each other just like electronic health records didn’t know how to work together. The idea of Commure is start to make it as a free flowing experience where it all works together seamlessly to create this experience that we all want in healthcare. We all know what it is. We want healthcare available when we want it. That was the idea, and I now do have to give Steve credit for it because seriously it was years ago that you said, here’s the pieces, but the goal of the merger is to put the pieces together seamlessly so none of us have to do the connecting. It’s kind of like you think about what the iPhone did, all the capabilities in the iPhone were available. It just made this beautiful consumer experience where people said, I know I could go and find this song free somewhere on the internet, but they didn’t do that. What they did was they actually went to a better experience.

Jessica:

Hemant, I want to ask you real quick to talk a little bit more about this ecosystem. I mean, this was one of the things that struck me in the book was you’re talking about building something like Commure to kind of pull everything together and aggregate it, but how does that extend broadly? I mean, you have all of this data that’s going into the system that’s then able to be analyzed and kind of push signals back out to people to help keep them healthy. Who builds the platform, who manages the platform, who owns that AI, those algorithms? How do you guys see that working out at broad scale?

Glen:

Yeah, that’s a great question. When you think about what the 2030 vision that Steve painted or Glen’s point of view of consumer directed virtual care, we think about it in terms of what needs to happen and how’s it going to get built? In the world of what needs to happen, when you think about a Livongo member that they’re managing their chronic conditions on a daily basis, on a realtime basis. When that member needs primary care services, this idea that they have to go to another place that has no understanding of them doesn’t really make sense. That’s not how you’re going to build a consumer centric care or whole person care. As Steve was pointing out earlier, putting these two platforms together where you now can have a whole person understanding and deliver primary care or chronic care, behavioral care, all and empowering that care provider, whether that’s a physician in Teladoc’s physician network or a diabetes coach in Livongo’s network with all the information.

Glen:

You can provide that whole person care is going to be revolutionary. That has not been done before. A lot of our thesis has been that the way to get that done is by building out technology software platforms that enable that kind of a real time understanding of their consumer wherever they might need care. A lot of the work that we’re doing it, and I’ll come to sort of how we do this is all in the context of delivering that realtime care, bridging the physical and the digital, bridging the healthcare with no address with the care you get in the hospitals. I’ll tell you the philosophy of how you get it done starts with the spirit of partnership, all the work we’ve done. Glen and I drew up the plan for Livongo years ago in the Valley.

Glen:

Steve, Glen and I have been partnered on a lot of these initiatives together. The reason is I firmly believe that this is not a place where technology investors and entrepreneurs should come into the viewpoint of saying, we’re going to disrupt healthcare. This is truly a place where you have to partner. You have to understand what needs to get done from a care perspective and bring the technology and design and machine learning and AI capabilities, and from the ground up build cultures that truly, truly get healthcare as well as technology. In fact, I’ll tell you a little story. I invited Glen to come to the Valley. This must’ve been nine years ago just to come meet a bunch of startups and we had dinner and he basically said, “No, thanks for arranging the day. None of these companies are ever going to work.” I was like, “Exactly.”

Glen:

It’s because we don’t have a complete understanding. We don’t have founders that understand how to build businesses in this way. It’s almost a moral imperative. We had long dialogue about Glen, don’t retire out of Allscripts, come back and go do this. Actually, frankly it was very intentional that we wanted Livongo to become a blueprint for how companies are built into space, companies that truly don’t have the mindset of disrupting. They have the mindset of partnering, they have the mindset of serving the consumer first and foremost, the mindset of bringing rational economic behavior in the space. It’s ROI driven, clinical outcomes driven, bending the cost curve. For the next decade, the three of us, the way we think about our work is about how do we get a thousand Livongos to them? How do we make sure that the transgender community gets the same kind of consumer directed virtual care? How do we make sure that women’s health is delivered in the same way? A lot of what you see in the book is a how to guide going and building businesses with that mindset.

Steve:

Jessica, for all the listeners and Watchers, just over a glass of wine, think about all the stuff that you can’t do in healthcare that you can do in everything else in your consumer life. Frankly, the crap that you put up with in healthcare because it’s healthcare.

Jessica:

We’re going to need more than one glass of wine to think through on that statement.

Steve:

There’s no reason for that. Part of my, literally, campaign has been to get consumers to have their, I’m mad as hell and I’m not going to take it anymore moment. Then I think it’s up to people like Glen, Hemant and I and others to then create that alternative because in the past there’s been no alternative. By the way, Hemant used the word moral imperative. I’m going to get back to the whole campaign. It’s that moral imperative around health disparities, around getting everybody access because you can’t get everybody access if you have this ridiculous system where insurers literally get paid based on how much can I bring in, in the beginning and how little do I have to pay out? It’s called the medical loss ratio. That makes absolutely no sense.

Steve:

When the Affordable Care Act got enacted, you would have said, this is going to be like Amazon or this is going to be like Uber, costs are going to go down. A dollar and a quarter healthcare is going to be down to a dollar. I better sell all my middleman stocks. Well, you would have been really wrong because every for-profit insurer went up literally, literally 11 times since 2010. Just think about the pandemic, while American hospitals are losing $500 billion, the insurers doubled, during that same three months of the pandemic, doubled their net profit. Why? Because they got all the money in December and pandemic’s a great thing, we don’t have to pay any of it out. That’s not a system that’s sustainable, that’s not a system that can provide access to everybody.

Steve:

A good part of what we’re trying to do also is to look at how we can use these applied health signals to really make sure it’s getting out to everybody. Livongo during the pandemic saved a lot of diabetic folks because literally folks couldn’t get in to see people and if they had Livongo, they were able to take care of more of that at home. There are a lot of people that died or had major complications because they couldn’t get in. They didn’t have that problem with banking. 30 years ago, when I was young, we would have been talking about everybody lining up on Friday to deposit their checks. That would have been a crisis in the pandemic. People that had Livongo were actually saved, and I think we’ll see more of that around health disparities.

Matthew:

Allow me to jump and go back to the question Jess did ask, which is if we structure this piece, structure this system with the signals and the monitoring and all these [inaudible 00:22:00], whatever we want to call it and we do the management of it. We have a spiel where we call the continuous clinic we just named, which is the same principle. Who do you think is going to be in charge of it? You manage a health system, Steve, Glen is part of a standalone tech company, there’s a bunch of insurance companies you mentioned who are doing similar types of things. Who’s going to actually run this system and who’s going to own it because to me, that’s got all the key questions for the future of healthcare, where do you put your next... If it was insurance companies 10 years ago to invest in, who is it next?

Steve:

It [crosstalk 00:22:31] starts with... Go ahead.

Glen:

Go ahead. Go ahead, Steve.

Steve:

I just wanted to say it starts with a health policy that basically incense us to provide better care to more people at a lower cost. Once you had that health policy and once you didn’t allow insurers to exist on a medical loss ratio or allow pharma to get retail prices from CMS, et cetera, it would force the kind of creative partnerships that we’ve done. We did it on our own, but I’ll give you an example. When we started with Teladoc and we had the largest telehealth system in Philadelphia, we literally lost a lot of money because we would get paid by an insurer $1500 and somebody came into my emergency department, but if we did it through telehealth, they’d pay me $49. By the way, post pandemic, they’re doing the same thing. What we did with Teladoc and Livongo was with our 35,000 employees because I’m the employer, I’m the provider and I’m the payer. Those employees, literally will save millions and millions of millions of dollars. They got much better care, they were healthier and their promoter score went up by a lot. We proved we could do it, but until we have a health policy that changes that system and has to kind of creative partnerships that we’ve done, actually promote what we make instead of having it be, we’re going to do this despite how we get paid, that won’t change.

Glen:

This is one of those rare cases where I’m going to disagree with Steve on one point, and that is that I don’t think we can wait for the government. I don’t think we can wait for the change in policy because there are to go back to the quote that Steve used, Upton Sinclair, there are too many people making money from the existing system. I’m a believer in the market economy. What we have to do is start to give consumers the choices that they need and we have to let them, we have to consumerize this. That’s our only hope to change this. Steve’s mad as hell moment is happening. People are not happy with our existing healthcare system. That’s why they would actually consider what Bernie said. He identified the problem. We all agree with the problem, and then he put out a crazy solution. I think it’s crazy, but the reason people said, well why not because they’re so frustrated. We want to give them an alternative. We want to give them an easy alternative.

Glen:

Think of how many people, especially younger people who didn’t have their own doctor are starting to say, I’m going to use telehealth even if I have to pay for it out of my pocket because it’s so much easier. It’s so much better. Now, with the information and the applied health signals from Livongo, it will be so much better clinically. I mean, we see a future where a physician who you’re talking to on the phone, on your computer or the like. It might be a Jefferson position, she or he is going to have all of your metrics. They’re going to know your temperature, they’re going to know what your blood sugar is, they’re going to know what your cholesterol level is. They’re going to see all that. They’re going to see your electronic health record information, all of that right on the side of their screen real time when they’re talking to you and they’re going to give you an experience that you don’t even get today when you’re in the office.

Glen:

That’s the future that we’re building and the will make it so people say, remember the old days when... That’s what we want to do and we’ve seen how quickly... The interesting thing about the pandemic, it has accelerated everything digital. Whether we talk about communications like we’re using Zoom now, whether we talk about education, the other untouched really critical part of our economy that hasn’t seen the digital revolution yet. It’s being forced in a very ugly way, but people are being forced to say, what parts of education do we need to travel somewhere to get, versus what can we get at home? Lot of other issues around that. The point is everything digital is accelerating, and that won’t go backwards once we give people a taste of you don’t have to go for a prescheduled checkup, we can do that at home, but we’re going to pay our doctors and our health systems more because when they do deliver care, they’re going to do an extraordinary job of the most important things we need.

Glen:

The other thing I’d say is that technology delivers abundance. We can deliver healthcare anywhere in the world, on the inner cities and rural America, in other countries with the best expert without that person ever leaving their office or their home. That will create a new kind of care, but right now we’re in this messy area where we’re defining it. Luckily, leaders like Steve and Hemant have in their book defined what this future looks like, now we have to get more people to read it and embrace it, particularly healthcare leaders. I would say the policymakers as well, but again, I don’t think we can wait. I think there’s going to be too much of that, that gets watered down and negotiated because there’s a lot of people out there who make money when we get sicker, and that’s what we have to change.

Hemant:

I think there are, when you distill down what Steven and Glen said, to me there are three stakeholders that have a chance to seize this moral imperative and make a difference. You obviously have the insurance companies that are trying to gobble up providers that become full stack, right? They want to take risk and they want to deliver care. You have visionaries like Steve that are essentially saying, we have this interesting platform that’s 14, 16, 18 hospitals and aggregating more footprint. I’m going to turn that into a platform. How do we layer on a JeffConnect on top of it, so we can actually start to take our healthcare services and turn them from its scenario of scarcity to abundance by making it digital? I think they are making that transition, and I do think lastly with the Teladoc-Livongo merger sort of being a blueprint for what’s about to come where you will start to see these, if you use Glen’s phrase, consumer directed virtual care service companies that are also vying for that same ability to have an impact.

Hemant:

The question to me, and in the end the folks that are going to win out and have the most impact are the ones that go back to the framing of health assurance that put the consumer in the middle. You can’t aggregate assets and then say, consumer experience is going to be at [inaudible 00:29:29]. Consumer experience has to be central to how you build your service at scale. By the way, this pattern is not new. This is Walmart doing walmart.com and Amazon going and building a global footprint in a digital internet enabled way, and then becoming sort of competitors that see who’s going to get more share. That same dynamics are going to happen in this space. We’ve finally seen a platform emerge that could bring that kind of the dynamic in this space with what Glen and Jason have now accomplished here.

Jessica:

I want to talk real quick about the payment model because I think you did a great job in the book explaining the triangulation of who... I love how you had it. It’s like who decides, who benefits and who pays. On the who pays side, I think is, the way I read it, is as you’re looking forward in this idea of having a health assurance account, is what you called it, who funds that and how that’s different from the everyday health kind of expenses, this whole idea of the ambient collection and monitoring of patients and their data versus the critical care stuff, the catastrophic stuff that happens, the car accidents or the broken ankle, things like that. Can you guys break down a little bit for me what you guys see as the payment model of the future? Like I said, that health assurance account was really an important piece of it and I was curious too, you’d written in there that it was funded by employers, and I was curious why you thought that the employers would play such a big role in the continuing finance of healthcare moving forward. Tell me a little bit about that. I don’t know Steve, if you want to start.

Steve:

Sure. I think we live in bizarre land in healthcare as it relates to how payment is. I think it’s one thing if we were saying, we have the maternal, I’m an obstetrician, we have the maternal morbidity and mortality somewhere between Serbia and Romania as far as our outcomes, but we spend about four times what any other country does. The money isn’t the problem, it’s really how we use the money. Glen is right that the revolution has to come from the consumers, but the fact is the largest payer of healthcare today is the government. I love when people say I want government out of my healthcare when they have Medicare. We’re not going to change that. One of the things where I do think health policy matters, and I’m really, frankly disappointed that we’re not getting more creative ideas. The whole concept of Medicaid makes no sense because what happens is you call somebody and say, what kind of drug... “I have Medicaid.” Oh, okay, you’re one of them. In most other countries, what happens is literally if you need government assistance, the government just pays for either the insurance or whatever and the provider doesn’t know who’s paying that.

Steve:

Are you paying that or is the government paying that? That’s number one. Number two is as with every other thing the payment, we have to decrease the middlemen. There’s just no other situation where 17 cents on the dollar is I’m going to create this entity of your only job is to make sure that the people that pay for the care, get the care and provide the care can’t talk to each other. That needs to shrink. Now, insurers as Hemant said or payers have a function. A lot of that is around data, et cetera. Getting back to your employer model, the fact is we can’t change what’s happened in the last 60 years. People expect if they’re employed, their employer to cover part of healthcare. We can do that a lot cheaper, and what we’re espousing in health insurance is that it’s a partnership between the consumer, the provider, and in this case the employer, and that would save a lot of money.

Steve:

Right now, think about just one second, think about what happens. You have a doctor, you’re employed. Your employer is talking to a third party, which is not your doctor. Then you need something, you get a bill not from your doctor, you get it from the insurer, 27 pages, $100,000. This is not a bill. You can’t make this stuff up. Then sometime later you got to get a real bill from the insurer and another bill from the provider, which makes no sense. There’s so much wasted money in that fragmented system that we believe in a health assurance model where your incented for providing care at a lower cost with a better user experience. Now, one of the things that has to happen is some places have to fail. Some insurers have to fail that don’t get it, some providers have to fail that don’t get it, some companies have to fail, technology companies have to fail that don’t get it. Once that starts to happen, you’ll start to see some changes.

Matthew:

We’ll get into that in a second, but I want to push on you a bit on the state because this has been the sort of the, I’m never quite sure this is sometimes been the libertarian fantasy that we’re going to give everyone a high deductible account and they’re going to spend with their own money. In the book, you talk a lot about various cash-based systems including [inaudible 00:35:09] which Hemant is big investor in on. Put a big check just the other month, which in some ways he’s taking advantage of the time scale there as it kind of peel off a little piece of the system in that case. We wouldn’t [inaudible 00:35:21] or what have you to their different system. However, we all know in healthcare, and this is the problem you face at Jefferson every day, it’s only a very few people that all the money gets spent on, only a very few Americans have a hospital admission and they’re usually sicker, older, poorer than everybody else.

Matthew:

Even within people with diabetes, Glen you know this is the case, that most people are doing okay, even if they’re working on the longer system, they’re doing better, but the people who’ve cost all the money, the ones who fall off that system and having full amputations or blindness or what have you. The reason we have the full body insurance going back to the Dallas School District in 1935 or whenever it was, the reason we have this kind of third party insurance system is because we have to pull the money from someone else to pay for those people. How do you envisage a system, especially if there isn’t, as you talked about, there doesn’t seem to be a discussion on the policy side of creating a kind of global budget system or a per head budget like we might have in Medicare advantage. How do you get to the point where that actually makes sense, where everyone can pay into this, where we get subscription or health insurance model that actually can allow for that and allow for this countrymen rather than what we have today.

Steve:

You’re correct. 5% of population uses about 60% of the resources, but you have to look at, let’s say, why do diabetics use so many resource? Part of it is because they haven’t had access to the kind of care that Livongo allows them to do on their own. It keeps their glucose stable, so they don’t get into a diabetic retinopathy. They don’t get that. Again, in my specialty, literally as we start to do more things at home and people can actually get care at home, they have less problems than neonatal intensive care nursery. A neonatal intensive care nursery’s $10,000 a night and so much of that is because people didn’t access the care. Now, why didn’t they access the care? Because the way that we provide the care, you need to be monitored, miss DaMassa.

Steve:

This is how we’re going to do it, since I get paid at the hospital, you’re going to come in three times a week to Jefferson. You got to pay $35 for parking sign, especially post-pandemic. You’re going to go to a place with a lot of sick people. We’re going to slap a monitor to 10 other people that you’re going to stare at the ceiling for two hours to have a nurse tell you, you’re okay. Now, there’s an opportunity to do that at home with remote monitoring with somebody coming on the Teladoc system or whatever, and that’s not just the neat convenience. You know who doesn’t come to Jefferson three times a week, are people essential health workers who can’t get on because they’ll get fired or people who are afraid to get that bill that if they could do it at work or home would.

Steve:

What we have found is that almost everybody wants them and their family to thrive without health getting in the way. If you give them the education and you deal with food and housing and some of those other issues and you don’t put barriers in the way just like Livongo took away a lot of the barriers for diabetics. We were one of the first studies that got done with Livongo. What did we find? 25% less hospitalization, 17% less ED visits, 30% less complications, and a lot of those people were underserved folks that said, thanks. Now I can do it at home. Now I don’t have to decide do I pay a babysitter or do I get gas in the car? I think that it requires a change in how we look at how we pay things. By the way, I don’t think that health savings accounts are a bad idea. If you start at the very beginning just like we’ve done with social security and other things, and for the underserved folks, the government is paying that. I think that’s a much better idea than Medicaid.

Hemant:

I think one thing that’s important is that we all know this, but there is no silver bullet in healthcare. The way we’ve been thinking about our investing, seeing which projects we want to get behind, it’s generally looking for pockets of healthcare where there’s rational economic behavior. The fact that there’s a high deductible, for that few thousand bucks, the consumer is highly, highly rational because that’s a lot of money for them. The question is, can you spring up a set of companies that can be based off of that, that are consumer first, that can overtime get more scale and influence to do other things? I mean, the example that [inaudible 00:40:14] you were going to tell them was about your own cognitive dissonance and how to think about Livongo. As the CEO taking care of your employees, you had a really easy time because you’re self-insured and you could actually deploy that service.

Hemant:

As the CEO of a hospital trying to do it for your patients, you had a hard time because you just didn’t know how to insert that because the rational [inaudible 00:40:32] wasn’t really there, you didn’t have the alignment of who pays, who decides, who benefits. Part of it is to figure out those leverage points and create fundamentally new consumer focused services and let them grow, let them blossom, let them turn into the size and scale that Teladoc and Livongo have today because at the end of the day as a capitalist, what I think we need is healthcare businesses that are high margin and are growing quickly, can aggregate capital because what needs to be done is actually self evident to all of us, but you need businesses that have the ability to get there. We’re very focused on trying to spring up those kinds of companies, so that some of them can get to that scale and then make a dent in the 5% of the population that impacts 60% of their cost.

Glen:

One of the things that your last, Matthew and Jessica, your last video broadcast was on was the impact of the Livongo-Teladoc merger, and the impact was to show people just what Hemant was talking about, and that is you can build great consumer first virtual care companies. You can build great consumer directed health care companies while at the same time doing three things that are critical. One creating an extraordinary experience that people love, so they actually love it. Number two, improving the clinical care and doing so at lower costs and we see that everywhere else. We see that where technology gets involved, people have 24/7, I’m in charge, I can order it, I can make the decisions. Now, full circle back to what Steve was talking about, the only place you don’t see that as in healthcare, which is I have to go somewhere to do this, I have to wait to spend money.

Glen:

None of this makes sense, so we’re flipping that model around. I think one of the best things about the merger is we’ve proven to people, to a lot of people we can create more competition, more choice in this digital, consumer digital health area. We need that because we still only have, even at a company that will do more than $1 billion dollars in revenue, that’s a tiny, tiny slice of the healthcare equation. One that means we’re going to grow dramatically with the combined company, and that’s I think why the market appreciates it, but more important, the opportunity is so broad and it’s not just for digital companies. It’s for health systems like Steve runs, but they have to step up with leaders like Steve to embrace this new digital revolution. Otherwise, they’re trying to make the horse and buggy go faster. You can’t do that. Buy the plane. Yes, it’s a lot of money, but once you do it, it changes the way you look at everything. That’s really this decision point that we’re at.

Matthew:

Let me push on that one as the last question for you as we get to the end of the interview. What all of you described, I think that’s perfectly rational if we could replace the current incumbents. Jefferson may be accepted and a few others who are thinking about it, but you stress in the book and haven’t you stressed this a lot, we have to partner with the healthcare system, but we all know that most of the incumbents sitting there are sitting at. I mean, we’re back to where we were sort of mid-pandemic with telehealth visits going back down, more and more people coming into the overseas electives, [inaudible 00:44:19] walk to primary points. We’re back to where we were in elective surgeries before. I mean, all this idea that we were doing this radical change in how we’re going to do things, it’s kind of going away. Most of the people in the system want to go back to normalcy. They want to go back to [inaudible 00:44:32] service, they want to get back to that’s not as high profits. What is the incentive for them to partner with newer companies? I mean, maybe one Jefferson will make it, but that means how many academic medical centers or big hospital systems wont. If you get to a JeffConnect or whatever the system is or Teladoc-Livongo or whatever the system is, what’s the incentive for these big systems to change and do what you’re writing about?

Steve:

We give up a lot of money by having this philosophy, and I think it really gets back to the beginning of this interview. It’s going to start with early adopters, it’s going to start with young people like Jessica that are saying, I’m mad as hell. I’m not going to take it anymore and literally saying, this is just ridiculous, especially once they start to see alternatives. Then what’ll happen is you’ll see places fail. I did a blog where I talked about I want to be Target and Walmart. What I said is when Amazon disrupted that industry, there are some folks that said, Oh my God, nobody’s ever going to a store again. I got to be all in. Well, they couldn’t compete with Amazon. Then there were Sears and Penney saying, what a stupid [inaudible 00:45:43], people are always going to go and wait for five hours in line the day after Thanksgiving. Target and Walmart were really smart.

Steve:

They’re really good at stores, we haven’t been in the right places, but we really need to get into this and be home. Somebody has pancreatic cancer. We have the largest pancreatic cancer service in the country with the best outcomes. They’re going to come to Thomas Jefferson University Hospital. That’s the address. It’s 10th and Walnut. It’s not healthcare with no address. It’s not digital. Literally, they don’t care how big the TV is or how good the food is, but everybody else, everybody else is going to want to be able to thrive without healthcare getting in the way, is going to want to be able to go and say, my knee hurts. I need an arthroscopy, or I need a hip replacement.

Steve:

I want to know exactly what it’s going to cost me, I want to know what other patients say about you. I want to know what your readmission rate is, and here’s five quality things I want to know. Then I want to go to Penn and I want to go to UCSF and see what theirs is. That’s how you do everything else. Once that happens, the places that don’t get it will either go under or get acquired by somebody that does get it. Other people will say, Steve, that guy Hemant and Glen that you worked with or you work with, it sounds like we’re going to have to get together with them also because now I got to think about people at home. Could you give me their phone number? I think that’s what will start the change. It’s got to be an initial disruption. It’s not going to happen from the government.

Hemant:

The thing that has happened because of the pandemic is we have been able to see what technology can do in the future. The tools aren’t perfect, but you got to see a glimpse of the convenience and efficacy you could do remotely. I think what you’re going to see visibly is, look, the telehealth visit is starting to come down and there’ll be new normal, just like for Instacart and groceries, it’s going to be higher than what it was six months ago. There’s going to be materially more telehealth visits than pre-pandemic. What you don’t see perhaps is what I see in Silicon Valley is essentially the number of companies have now seen this to say, we can fundamentally transform consumer experience around this and ultimately it’s going to come down to the consumer demand. I do think because there’s going to be better experiences, it will accelerate the move in the direction that pandemic took us.

Jessica:

Glen, do you want to add anything today? Should I ask you if you’re going public, should I ask you about your merger before I wrap this thing up?

Matthew:

Is there going to be a merger?

Jessica:

Will there be a merger? [crosstalk 00:48:31] You can’t deny it.

Glen:

I think it’s all been said. We’re at the very beginning. There’s a great statement, in a fight between you and the world, bet on the world. This is going to happen, and it’s just a function of how much fight there is in people who try to preserve an old status quo that we know doesn’t work. We have to be persistent in our pushing and enablement of consumers to say, you don’t have to put up with bad care, go to Jefferson, go to the leaders, get a new kind of healthcare experience, demand it. I think that’s where we are.

Jessica:

All right. The book is UnHealthcare: A Manifesto for Healthcare Assurance. Steve, there it is. Hemant, thank you so much. It’s so interesting to hear from the authors and have our questions answered and in such great detail. Glen from Teladoc/Livongo, thank you for joining us and being the case study really for this new model of healthcare assurance moving forward. Everybody, appreciate your attention and we’ll see you guys soon. Check out more interviews, more thought leadership, more ideas about what the future of healthcare could be up on thehealthcareblog.com. Thanks so much for joining us.

Steve:

Thank you, Matthew and Jessica.

Jessica:

Thank you.

Matthew:

Thank you.

Glen:

Thank you.

Hemant:

Thank you.

* * *

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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